Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Diakon Lutheran Social Ministries:
We consent to the use of our report dated September 13, 2005, with respect to the combined balance sheets of the Fifteen Facilities at Nine Locations Acquired by Tandem Health Care, Inc. from Diakon Lutheran Social Ministries as of April 30, 2005 and December 31, 2004 and 2003, and the related combined statements of operations and changes in net assets and cash flows for the four months ended April 30, 2005 and for the years ended December 31, 2004 and 2003, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
KPMG LLP
Harrisburg, Pennsylvania
October 6, 2005